Exhibit 99.1

Obsidian Energy Announces Second Quarter 2025 Results

•
Achieved average production of 28,943 boe per day and funds flow from operations of $65.8 million ($0.94 per share)
•
Active share buyback program with ~5.4 million shares (seven percent of outstanding shares) repurchased and cancelled for $36.6 million

CALGARY, July 30, 2025 - OBSIDIAN ENERGY LTD. (TSX / NYSE American – OBE) (“Obsidian Energy”, the “Company”, “we”, “us” or “our”) is pleased to report our operating and financial results for the second quarter of 2025.

Three months ended June 30			Six months ended June 30
2025		2024	2025	2024
FINANCIAL
(millions, except per share amounts)
Cash flow from operating activities	$55.2	$77.9	$151.9	$136.6
Basic per share ($/share)[1]	0.79	1.02	2.12	1.78
Diluted per share ($/share)[1]	0.75	0.98	2.04	1.71
Funds flow from operations[2]	65.8	115.2	165.9	199.6
Basic per share ($/share)[3]	0.94	1.51	2.31	2.60
Diluted per share ($/share)[3]	0.90	1.44	2.23	2.50
Net income	15.3	37.1	30.7	49.0
Basic per share ($/share)	0.22	0.48	0.43	0.64
Diluted per share ($/share)	0.21	0.46	0.41	0.61
Capital expenditures	40.2	59.2	168.6	173.5
Property acquisitions (dispositions), net	(210.9)	84.9	(210.9)	84.9
Decommissioning expenditures	4.0	4.0	10.6	14.1
Long-term debt	222.8	376.9	222.8	376.9
Net debt[2]	$270.2	$432.5	$270.2	$432.5

OPERATIONS
Daily Production
Light oil (bbl/d)	6,314	13,782	9,503	13,430
Heavy oil (bbl/d)	12,041	7,026	11,467	6,887
NGL (bbl/d)	2,189	3,193	2,628	2,989
Natural gas (mmcf/d)	50	71	60	70
Total production[4] (boe/d)	28,943	35,773	33,653	35,006

Average sales price (before hedging)[1]
Light oil ($/bbl)	$91.09	$107.61	$96.66	$101.38
Heavy oil ($/bbl)	61.27	79.73	65.46	70.26
NGL ($/bbl)	39.42	48.92	47.60	49.62
Natural gas ($/mcf)	$2.00	$1.33	$2.11	$1.85

Netback ($/boe)
Sales price	$51.83	$64.11	$57.09	$60.67
Risk management gain (loss)	(0.64)	1.20	0.17	1.22
Net sales price	51.19	65.31	57.26	61.89
Royalties	(6.03)	(8.34)	(7.27)	(7.71)
Net operating costs[3]	(13.54)	(13.83)	(14.78)	(13.87)
Transportation	(4.49)	(4.15)	(4.69)	(4.05)
Netback[3] ($/boe)	$27.13	$38.99	$30.52	$36.26

(1)
Supplementary financial measure. See ‘Non-GAAP and Other Financial Measures’.
(2)
Non-GAAP financial measure. See ’Non-GAAP and Other Financial Measures’.
(3)
Non-GAAP ratio. See ’Non-GAAP and Other Financial Measures’.
(4)
Please refer to the ’Oil and Gas Information Advisory’ section below for information regarding the term "boe".

PRESIDENTS MESSAGE

"Our second quarter was foundationally strong for the Company as we closed on the disposition of our operated Pembina assets, which further strengthened our balance sheet and reduced our decommissioning liabilities, allowing us to make significant progress on our return of capital initiative through our active share buyback program", commented Stephen Loukas, Obsidian Energy's President and CEO. "Given the substantial discount that we believe our shares trade to intrinsic value, we accelerated share repurchases during the quarter which led to the cancellation of over seven percent of our outstanding shares. Since the inception of our share buyback program in 2023, we have repurchased and cancelled a total of ~20 percent of our shares, with 67.1 million currently outstanding".

Mr. Loukas continued, "Operationally, the second quarter was a success as we brought all of our wells on production from our first half program, drilled our Clearwater waterflood pilot at the Dawson 4-24 pad and achieved our key guidance metrics. Our second half development program is well underway and started with three rigs operating in Peace River and plans to return to Willesden Green with a one rig program starting in August".

SECOND Quarter 2025 Corporate Highlights

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Funds Flow from Operations – The Company generated funds flow from operations ("FFO") of $65.8 million ($0.94 per share basic) compared to $115.2 million ($1.51 per share basic) in the second quarter of 2024. Revenues declined as lower oil prices combined with lower production volumes due to the Pembina disposition led to reduced FFO in 2025. The reduction in FFO was partially mitigated on a per share basis given our active buyback program under our normal course issuer bid ("NCIB").
•
Capital Development – Second quarter capital expenditures totaled $40.2 million (2024 – $59.2 million) while decommissioning expenditures were $4.0 million (2024 – $4.0 million). Activity during the second quarter of 2025 was focused on bringing the wells we drilled in Peace River earlier in the year on production and drilling our 4-24 Dawson waterflood wells.
•
Pembina Asset Disposition – On April 7, 2025, we closed our previously announced Pembina asset disposition (the "Disposition") to InPlay Oil Corp. ("InPlay"). The Disposition had an effective date of December 1, 2024, and included all the Company's assets in the Pembina area, except for our non-operated interest in the Pembina Cardium Unit #11.
•
Share Buyback Program – The Company was very active during the second quarter of 2025 and repurchased and cancelled a total of 5.4 million shares under the Company’s NCIB for $36.6 million (at an average price of $6.80 per share).

•
Net Operating Costs – Net operating costs of $13.54 per boe in the second quarter of 2025 compared to $13.83 per boe in 2024. The close of the Disposition and the removal of those higher cost properties from our portfolio led to a reduction to net operating costs which was partially offset by increased trucking costs due to expanded operations in our Peace River asset compared to 2024.
•
General and administrative (“G&A”) Costs – G&A costs were $1.92 per boe in the second quarter of 2025 compared to $1.49 per boe in 2024. G&A costs in the second quarter of 2025 increased on a per boe basis given our lower production levels as a result of the Disposition.
•
Net Debt – Net debt levels were $270.2 million at June 30, 2025, compared to $411.7 million at December 31, 2024. The cash proceeds associated with the Disposition were applied against bank debt which led to significantly lower net debt.
•
Net Income – Net income for the second quarter of 2025 was $15.3 million ($0.22 per share basic) versus $37.1 million ($0.48 per share basic) in 2024. Net income was impacted by the volatile commodity price environment and lower production from the Disposition, which led to lower revenues, during the second quarter of 2025.

Highlights SUBSEQUENT TO SECOND quarter 2025

•
InPlay Share Disposition - In July, we announced that a third party made a non-binding offer to the Company to acquire our entire common share position in InPlay, consisting of 9,139,784 InPlay common shares (“InPlay Shares”). The offer price per InPlay Share is in excess of the closing price for such shares on the Toronto Stock Exchange as of July 15, 2025 of $9.59 per share.
•
Share Buyback Program – We repurchased and cancelled an additional 0.6 million common shares at an average price of $8.01 per share for total consideration of $4.9 million under the NCIB up to July 29, 2025. In 2025, repurchases and cancellations total 7.1 million common shares at an average price of $7.15 per share for total consideration of approximately $51.1 million, resulting in 67.1 million common shares currently outstanding.
o
Since the inception of the NCIB in 2023, we have re-purchased and cancelled a total of approximately 16.7 million common shares (20% of our outstanding shares) for total consideration of approximately $140.2 million.

SECOND QUARTER 2025 CAPITAL program & HIGHLIGHTS

The Company had an active 2025 first half capital program focused on development and exploration/appraisal activities at Peace River, targeting both the Bluesky and Clearwater formations. Additionally, we commenced our first Clearwater waterflood pilot project in the Dawson field with water injection planned in the third quarter of 2025. Capital program highlights for the second quarter of 2025 were as follows:

•
Completed First Half Development Program – We rig released all wells from our first half 2025 capital program by the end of June, including six (6.0 net) during the second quarter of 2025 in Peace River, inclusive of two (2.0 net) water-flood injection wells in our Dawson Clearwater acreage.

•
Strong Initial Well Results – We brought on production 20 (16.7 net) wells during the second quarter of 2025, primarily in Peace River, with very encouraging initial production (“IP”) rates;
o
Peace River (Bluesky):
•
A total of eight (7.5 net) wells were brought on production in our Harmon Valley South ("HVS"), Walrus and Seal fields. Notable initial well results include the 546 boe/d IP30 rate (100 percent oil) achieved at our 1 (1.0 net) well HVS 14-07 pad and average IP30 rate of 395 boe/d (100 percent oil) per well at our 2 (2.0 net) well HVS 13-08 pad.

•
Two (2.0 net) follow-up wells on the HVS 14-07 pad have been rig released as part of our second half program and will be on production in August.
o
Peace River (Clearwater):
•
During the second quarter, 7 (7.0 net) wells were brought on production in our Dawson Clearwater asset, including the 2 (2.0 net) single leg injector waterflood wells, which were placed on production prior to conversion to water injection in the third quarter. Regulatory approval for the waterflood project has been received and we plan to begin injecting water during the third quarter, in conjunction with starting two additional producing wells on the Dawson 4-24 pad.
•
Notable initial well results include the 304 boe/d (100 percent oil) per well average IP30 achieved at the Dawson 4-24 waterflood pilot pad. At the Dawson 4-23 pad an additional 2 (2.0 net) wells were placed on production bringing the pad total to 4 (4.0 net) wells at an average IP30 per well of 253 Boe/d (100% oil).
o
Pembina Cardium Unit #11:
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The five-well (2.2 net) non-operated program was drilled in the first quarter with the fifth and final well (0.45 net) brought on production in May with a gross IP30 of 317 boe/d (92% oil).

We started our second half 2025 capital program at the end of June with three rigs running in Peace River and will begin operations with an additional rig at Willesden Green in August. Thus far we have spud 6 (6.0 net) wells in Peace River, following up recent production success on the HVS 14-07 pad, Dawson 04-24 pad and the new Dawson 13-23 pad.

WELLS RIG RELEASED AND ON PRODUCTION 2025

	H1 Gross (Net) Wells		Forecasted Rig Released Gross (Net) Wells
	Rig Released	On Production	H2	2025
DEVELOPMENT WELLS
Heavy Oil Assets
Peace River (Bluesky)	12 (10.4)	14 (12.4)	2 (2.0)	14 (12.4)
Peace River (Clearwater)	7 (7.0)	7 (7.0)	18 (18.0)	25 (25.0)
Light Oil Assets
Willesden Green (Cardium)	-	-	4 (4.0)	4 (4.0)
Willesden Green (Belly River)	-	-	3 (3.0)	3 (3.0)
Willesden Green (Mannville)	-	-	1 (1.0)	1 (1.0)
Pembina (Cardium)[1]	4 (4.0)	4 (4.0)	-	4 (4.0)
	23 (21.4)	25 (23.4)[1]	28 (28.0)	51 (49.4)
EXPLORATION/APPRAISAL WELLS
Peace River (Bluesky)	3 (3.0)	3 (3.0)	-	3 (3.0)
Peace River (Clearwater)	4 (4.0)	4 (4.0)	-	4 (4.0)
	7 (7.0)	7 (7.0)	-	7 (7.0)

TOTAL OPERATED WELLS[2]	30 (28.4)[3]	32 (30.4)	28 (28.0)	58 (56.4)

(1)
Capital expenditures for the Pembina wells were paid for by InPlay as they were included in the interim closing adjustments of the Disposition.
(2)
In addition, Obsidian Energy participated in the rig release of five non-operated (2.2 net) wells in the first quarter of 2025 and anticipates participating in six (2.7) non-operated wells in the second half of 2025.
(3)
Three (3.0 net) wells rig released in 2024 were placed on production in the first quarter of 2025; they are excluded from the total. The number of wells also excludes the two (2.0 net) Peace River single leg injector wells.

GUIDANCE

Second quarter results compared favourably with the guidance ranges outlined below. FFO came in higher than expectations primarily due to a combination of higher than forecasted oil prices and lower costs, specifically net operating costs. The Company was extremely active with our share buyback program during the second quarter which resulted in net debt slightly higher than guidance.

		Q2 2025E	Q2 2025 Actuals
Production[1]	boe/d	28,800 – 29,600	28,943
% Oil and NGLs	%	72	71
Capital expenditures	$ millions	37 – 42	40.2
Decommissioning expenditures	$ millions	4 – 5	4.0
Net operating costs[2]	$/boe	13.50 – 13.85	13.54
General & administrative	$/boe	2.00 – 2.10	1.92

Based on midpoint of above guidance
FFO[2]	$ millions	60	65.8
FFO/share[2]	$/share	0.86	0.94
FCF[2]	$ millions	16	21.6
FCF/share[2]	$/share	0.23	0.31
Net debt (prior to NCIB)[2,3]	$ millions	255	270.2
Annualized net debt (prior to NCIB) to FFO[2,3]	times	1.1	1.0

		H1 2025E	H1 2025 Actuals
Production[1]	boe/d	33,600 – 34,000	33,653
% Oil and NGLs	%	71	70
Capital expenditures	$ millions	165 – 170	168.6
Decommissioning expenditures	$ millions	11 – 12	10.6
Net operating costs[2]	$/boe	14.74 – 14.90	14.78
General & administrative	$/boe	1.78 – 1.82	1.74

Based on midpoint of above guidance
FFO[2]	$ millions	160	165.9
FFO/share[2]	$/share	2.23	2.31
FCF[2]	$ millions	(19)	(13.3)
FCF/share[2]	$/share	(0.27)	(0.19)
Net debt (prior to NCIB)[2,3]	$ millions	255	270.2
Annualized net debt (prior to NCIB) to FFO[2,3]	times	0.8	0.8

Pricing assumptions
WTI	US$/bbl	66.20	67.58
MSW Differential	US$/bbl	4.05	3.91
WCS Differential	US$/bbl	11.62	11.47
AECO	$/GJ	2.01	1.89
(1)
Refer to ‘Supplemental Production Disclosure’ below for details of production by product types.
(2)
See “Non-GAAP and Other Financial Measures” section below for further details.
(3)
Net debt figures did not include the impact of the 9.1 million InPlay Shares, which were received as part of the Disposition,

For our second half 2025 capital plan and financial guidance, please refer to our press release on July 10, 2025 "Obsidian Energy Announces Second Half 2025 Capital Program and Guidance" on our website.

HEDGING UPDATE

The Company has been actively hedging in light of the volatile commodity market and currently has the following contracts in place on a weighted average basis:

Type	Volume (bbls/d)	Remaining Term	Price ($/bbl)
Oil
WTI Swap	12,375	July 2025	$86.29
WTI Swap	11,750	August 2025	90.73
WTI Swap	9,500	September 2025	92.18
WTI Swap	7,500	October 2025	90.67
WTI Swap	4,500	November 2025	90.47
WTI Swap	4,000	December 2025	90.23
WCS Differential	7,750	Q3 2025	(18.83)
WCS Differential	6,000	Q4 2025	(19.30)
MSW Differential	500	Q3 2025	$(6.59)

Type	Volume (mcf/d)	Remaining Term	Price ($/mcf)

AECO Swap	25,118	July 2025 - October 2025	$2.24
AECO Swap	13,033	November 2025 - March 2026	3.55
AECO Swap	6,635	April 2026 - October 2026	2.64
AECO Collar	1,896	July 2025 - October 2025	$2.11 - 2.64

UPDATED CORPORATE PRESENTATION

For further information on these and other matters, Obsidian Energy will post an updated corporate presentation on our website, www.obsidianenergy.com, in due course.

ADDITIONAL READER ADVISORIES

OIL AND GAS INFORMATION ADVISORY

Barrels of oil equivalent ("boe") may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas to one barrel of crude oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency conversion ratio of 6:1, utilizing a conversion on a 6:1 basis is misleading as an indication of value.

TEST RESULTS AND INITIAL PRODUCTION RATES

Test results and initial production rates disclosed herein, particularly those short in duration, may not necessarily be indicative of long-term performance or of ultimate recovery. Readers are cautioned that short-term rates should not be relied upon as indicators of future performance of these wells and therefore should not be relied upon for investment or other purposes. A pressure transient analysis or well-test interpretation has not been carried out and thus certain of the test results provided herein should be considered preliminary until such analysis or interpretation has been completed.

NON-GAAP AND OTHER FINANCIAL MEASURES

Throughout this news release and in other materials disclosed by the Company, we employ certain measures to analyze financial performance, financial position, and cash flow. These non-GAAP and other financial measures do not have any standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures provided by other issuers. The non-GAAP and other financial measures should not be considered to be more meaningful than GAAP measures which are determined in accordance with IFRS, such as net income and cash flow from operating activities as indicators of our performance. The interim consolidated financial statements and MD&A as at and for three and six months ended June 30, 2025, will be available in due course on the Company's website at www.obsidianenergy.com and under our SEDAR+ profile at www.sedarplus.ca and EDGAR profile at www.sec.gov. The disclosure under the section ’Non-GAAP and Other Financial Measures’ in the MD&A is incorporated by reference into this news release.

Non-GAAP Financial Measures

The following measures are non-GAAP financial measures: FFO; net debt; net operating costs; netback; and free cash flow (“FCF”). These non-GAAP financial measures are not standardized financial measures under IFRS and might not be comparable to similar financial measures disclosed by other issuers. See the disclosure under the section ’Non-GAAP and Other Financial Measures’ in our MD&A for the three and six months ended June 30, 2025, for an explanation of the composition of these measures, how these measures provide useful information to an investor, and the additional purposes, if any, for which management uses these measures.

For a reconciliation of FFO to cash flow from operating activities, being our nearest measure prescribed by IFRS, see ’Non-GAAP Measures Reconciliations’ below.

For a reconciliation of net debt to long-term debt, being our nearest measure prescribed by IFRS, see ’Non-GAAP Measures Reconciliations’ below.

For a reconciliation of net operating costs to operating costs, being our nearest measure prescribed by IFRS, see ’Non-GAAP Measures Reconciliations’ below.

For a reconciliation of netback to sales price, being our nearest measure prescribed by IFRS, see ’Non-GAAP Measures Reconciliations’ below.

For a reconciliation of FCF to cash flow from operating activities, being our nearest measure prescribed by IFRS, see ’Non-GAAP Measures Reconciliations’ below.

Non-GAAP Ratios

The following measures are non-GAAP ratios: FFO (basic per share ($/share) and diluted per share ($/share)), which use FFO as a component; net operating costs ($/boe), which uses net operating costs as a component; netback ($/boe), which uses netback as a component; and net debt to FFO, which uses net debt and FFO as components. These non-GAAP ratios are not standardized financial measures under IFRS and might not be comparable to similar financial measures disclosed by other issuers. See the disclosure under the section ’Non-GAAP and Other Financial Measures’ in our MD&A in our MD&A for three and six months ended June 30, 2025, for an explanation of the composition of these non-GAAP ratios, how these non-GAAP ratios provide useful information to an investor, and the additional purposes, if any, for which management uses these non-GAAP ratios.

Supplementary Financial Measures

The following measures are supplementary financial measures: average sales price; cash flow from operating activities (basic per share and diluted per share); and G&A costs ($/boe). See the disclosure under the section ’Non-GAAP and Other Financial Measures’ in our MD&A for the three and six months ended June 30, 2025, for an explanation of the composition of these measures.

Non-GAAP Measures Reconciliations

Cash Flow from Operating Activities, FFO and FCF

	Three months ended June 30		Six months ended June 30
(millions, except per share amounts)	2025	2024	2025	2024
Cash flow from operating activities	$55.2	$77.9	$151.9	$136.6
Change in non-cash working capital	4.3	29.7	(1.5)	43.1
Decommissioning expenditures	4.0	4.0	10.6	14.1
Onerous office lease settlements	-	2.2	0.7	4.5
Deferred financing costs	(0.6)	(0.6)	(1.0)	(1.2)
Restructuring charges	0.7	-	0.8	-
Transaction costs	2.2	1.4	4.4	1.4
Other expenses	-	0.6	-	1.1
FFO	65.8	115.2	165.9	199.6
Capital expenditures	(40.2)	(59.2)	(168.6)	(173.5)
Decommissioning expenditures	(4.0)	(4.0)	(10.6)	(14.1)
Free Cash Flow	$21.6	$52.0	$(13.3)	$12.0

Netback to Sales Price

	Three months ended June 30		Six months ended June 30
(millions)	2025	2024	2025	2024
Sales price	$136.5	$208.7	$347.8	$386.5
Risk management gain (loss)	(1.7)	4.0	1.0	7.8
Net sales price	134.8	212.7	348.8	394.3
Royalties	(15.9)	(27.1)	(44.3)	(49.1)
Transportation	(11.8)	(13.5)	(28.6)	(25.8)
Net operating costs	(35.6)	(45.1)	(90.0)	(88.3)
Netback	$71.5	$127.0	$185.9	$231.1

Net Operating Costs to Operating Costs

	Three months ended June 30		Six months ended June 30
(millions)	2025	2024	2025	2024
Operating costs	$39.7	$49.1	$98.7	$98.4
Less processing fees	(2.6)	(2.9)	(5.4)	(6.8)
Less road use recoveries	(1.5)	(1.7)	(3.3)	(3.8)
Add realized power risk management loss	-	0.6	-	0.5
Net operating costs	$35.6	$45.1	$90.0	$88.3

Net Debt to Long-Term Debt

	As at June 30
(millions)	2025	2024
Long-term debt
Syndicated credit facility	$114.0	$217.5
Senior unsecured notes	112.2	114.2
Term loan	-	50.0
Unamortized discount of senior unsecured notes	(0.9)	(1.4)
Deferred financing costs	(2.5)	(3.4)
Total	222.8	376.9

Working capital deficiency
Cash	(1.6)	(0.3)
Accounts receivable	(68.1)	(89.0)
Prepaid expenses and other	(14.4)	(19.7)
Accounts payable and accrued liabilities	131.5	164.6
Total	47.4	55.6

Net debt	$270.2	$432.5

ABBREVIATIONS

Oil		Natural Gas
bbl	barrel or barrels	AECO	Alberta benchmark price for natural gas
bbl/d	barrels per day	GJ	gigajoule
boe	barrel of oil equivalent	mcf	thousand cubic feet
boe/d	barrels of oil equivalent per day	mcf/d	thousand cubic feet per day
MSW	Mixed Sweet Blend	mmcf/d	million cubic feet per day
WTI	West Texas Intermediate
WCS	Western Canadian Select

FORWARD-LOOKING STATEMENTS

Certain statements contained in this document constitute forward-looking statements or information (collectively “forward-looking statements”) within the meaning of the "safe harbour" provisions of applicable securities legislation. Forward-looking statements are typically identified by words such as “anticipate”, “continue”, “estimate”, “expect”, “forecast”, “budget”, “may”, “will”, “project”, “could”, “plan”, “intend”, “should”, “believe”, “outlook”, “objective”, “aim”, “potential”, “target” and similar words suggesting future events or future performance. In addition, statements relating to “reserves” or “resources” are deemed to be forward-looking statements as they involve the implied assessment, based on certain estimates and assumptions, that the reserves and resources described exist in the quantities predicted or estimated and can be profitably produced in the future. In particular, this document contains forward-looking statements pertaining to, without limitation, the following: our development plans for the second half of 2025, including our waterflood projects, timing and locations; our expected non-operated projects; that we will file our interim consolidated financial statements and MD&A on our website, SEDAR+ and EDGAR in due course; our hedges; and the timing of our updated corporate presentation.

With respect to forward-looking statements contained in this document, the Company has made assumptions regarding, among other things: the duration and impact of tariffs that are currently in effect on goods exported from or imported into Canada, and that other than the tariffs that are currently in effect, neither the U.S. nor Canada (i) increases the rate or scope of such tariffs, reenacts tariffs that are currently suspended, or imposes new tariffs, on the import of goods from one country to the other, including on oil and natural gas, and/or (ii) imposes any other form of tax, restriction or prohibition on the import or export of products from one country to the other, including on oil and natural gas; that the Company does not dispose of or acquire material producing properties or royalties or other interests therein (except as disclosed herein, including with respect to our InPlay Shares); that regional and/or global health related events will not have any adverse impact on energy demand and commodity prices in the future; global energy policies going forward, including the continued ability and willingness of members of OPEC and other nations to agree on and adhere to production quotas from time to time; our ability to qualify for (or continue to qualify for) new or existing government programs, and obtain financial assistance therefrom, and the impact of those programs on our financial condition; our ability to execute our plans as described herein and in our other disclosure documents, and the impact that the successful execution of such plans will have on our Company and our stakeholders, including our ability to return capital to shareholders and/or further reduce debt levels; future capital expenditure and decommissioning expenditure levels; expectations and assumptions concerning applicable laws and regulations, including with respect to environmental, safety and tax matters; future operating costs and G&A costs and the impact of inflation thereon; future oil, natural gas liquids and natural gas prices and differentials between light, medium and heavy oil prices and Canadian, WTI and world oil and natural gas prices; future hedging activities; future oil, natural gas liquids and natural gas production levels; future exchange rates, interest rates and inflation rates; future debt levels; our ability to execute our capital programs as planned without significant adverse impacts from various factors beyond our control, including extreme weather events such as wild fires, flooding and drought, infrastructure access (including the potential for blockades or other activism) and delays in obtaining regulatory approvals and third party consents; the ability of the Company's contractual counterparties to perform their contractual obligations; our ability to obtain equipment in a timely manner to carry out development activities and the costs thereof; our ability to market our oil and natural gas successfully to current and new customers; our ability to obtain financing on acceptable terms, including our ability (if necessary) to extend the revolving period and term out period of our credit facility, our ability to maintain the existing borrowing base under our credit facility, our ability (if necessary) to replace our syndicated bank facility and our ability (if necessary) to finance the repayment of our senior unsecured notes on maturity or pursuant to the terms of the underlying agreement; the accuracy of our estimated reserve volumes; and our ability to add production and reserves through our development and exploitation activities.

The future acquisition by the Company of the Company's common shares pursuant to its share buyback program (including through its NCIB), if any, and the level thereof is uncertain. Any decision to acquire common shares of the Company pursuant to the share buyback program will be subject to the discretion of the board of directors of the Company and may depend on a variety of factors, including, without limitation, the Company's business performance, financial condition, financial requirements, growth plans, expected capital requirements and other conditions existing at such future time including, without limitation, contractual restrictions and satisfaction of the solvency tests imposed on the Company under applicable corporate law. There can be no assurance of the number of common shares of the Company that the Company will acquire pursuant to its share buyback program, if any, in the future.

Although the Company believes that the expectations reflected in the forward-looking statements contained in this document, and the assumptions on which such forward-looking statements are made, are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned not to place undue reliance on forward-looking statements included in this document, as there can be no assurance that the plans, intentions or expectations upon which the forward-looking statements are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties that contribute to the possibility that the forward-looking statements contained herein will not be correct, which may cause our actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things: the risk that (i) the tariffs that are currently in effect on goods exported from or imported into Canada continue in effect for an extended period of time, the tariffs that have been threatened are implemented, that tariffs that are currently suspended are reactivated, the rate or scope of tariffs are increased, or new tariffs are imposed, including on oil and natural gas, (ii) the U.S. and/or Canada imposes any other form of tax, restriction or prohibition on the import or export of products from one country to the other, including on oil and natural gas, and (iii) the tariffs imposed or threatened to be imposed by the U.S. on other countries and retaliatory tariffs imposed or threatened to be imposed by other countries on the U.S., will trigger a broader global trade war which could have a material adverse effect on the Canadian, U.S. and global economies, and by extension the Canadian oil and natural gas industry and the Company, including by decreasing demand for (and the price of) oil and natural gas, disrupting supply chains, increasing costs, causing volatility in global financial markets, and limiting access to financing; the possibility that we change our budgets (including our capital expenditure budgets) in response to internal and external factors, including those described herein; the possibility that the Company will not be able to continue to successfully execute our business plans and strategies in part or in full, and the possibility that some or all of the benefits that the Company anticipates will accrue to our Company and our stakeholders as a result of the successful execution of such plans and strategies do not materialize (such as our inability to return capital to shareholders and/or reduce debt levels to the extent anticipated or at all); the possibility that we are unable to monetize our InPlay Shares; the possibility that the Company ceases to qualify for, or does not qualify for, one or more existing or new government assistance programs, that the impact of such programs falls below our expectations, that the benefits under one or more of such programs is decreased, or that one or more of such programs is discontinued; the impact on energy demand and commodity prices of regional and/or global health related events and the responses of governments and the public thereto, including the risk that the amount of energy demand destruction and/or the length of the decreased demand exceeds our expectations; the risk that there is another significant decrease in the valuation of oil and natural gas companies and their securities and in confidence in the oil and natural gas industry generally, whether caused by regional and/or global health related events, the worldwide transition towards less reliance on fossil fuels and/or other factors; the risk that the financial capacity of the Company's contractual counterparties is adversely affected and potentially their ability to perform their contractual obligations; the possibility that the revolving period and/or term out period of our credit facility and the maturity date of our senior unsecured notes is not extended (if necessary), that the borrowing base under our credit facility is reduced, that the Company is unable to renew or refinance our credit facilities on acceptable terms or at all and/or finance the repayment of our senior unsecured notes when they mature on acceptable terms or at all and/or obtain new debt and/or equity financing to replace our credit facilities and/or senior unsecured notes or to fund other activities; the possibility that we are unable to complete one or more repurchase offers pursuant to our Notes when otherwise required to do so; the possibility that we are forced to shut-in production, whether due to commodity prices decreasing, extreme weather events such as wild fires, inability to access our properties due to blockades or other activism, or other factors; the risk that OPEC and other nations fail to agree on and/or adhere to production quotas from time to time that are sufficient to balance supply and demand fundamentals for oil; general economic and political conditions in Canada, the U.S. and globally, and in particular, the effect that those conditions have on commodity prices and our access to capital; industry conditions, including fluctuations in the price of oil, natural gas liquids and natural gas, price differentials for oil and natural gas produced in Canada as compared to other markets, and transportation restrictions, including pipeline and railway capacity constraints; fluctuations in foreign exchange, including the impact of the Canadian/U.S. dollar exchange rate on our revenues and expenses; fluctuations in interest rates, including the effects of interest rates on our borrowing costs and on economic activity, and including the risk that elevated interest rates cause or contribute to the onset of a recession; the risk that our costs increase due to inflation, supply chain disruptions, scarcity of labour and/or other factors, adversely affecting our profitability; unanticipated operating events or environmental events that can reduce production or cause production to be shut-in or delayed (including extreme cold during winter months, wild fires, flooding and droughts (which could limit our access to the water we require for our operations)); the risk that wars and other armed conflicts adversely affect world economies and the demand for oil and natural gas, including the ongoing war between Russian and Ukraine and/or hostilities in the Middle East; the possibility that fuel conservation measures, alternative fuel requirements, increasing consumer demand for alternatives to hydrocarbons, government mandates requiring the sale of electric vehicles and/or electrification of the power grid, and technological advances in fuel economy and renewable energy generation systems could permanently reduce the demand for oil and natural gas and/or permanently impair the Company's ability to obtain financing and/or insurance on acceptable terms or at all, and the possibility that some or all of these risks are heightened as a result of the response of governments, financial institutions and consumers to a regional and/or global health related event and/or the influence of public opinion and/or special interest groups.

Additional information on these and other factors that could affect Obsidian Energy, or its operations or financial results, are included in the Company's Annual Information Form (see ’Risk Factors’ and ’Forward-Looking Statements’ therein) which may be accessed through the SEDAR+ website (www.sedarplus.ca), EDGAR website (www.sec.gov) or Obsidian Energy's website. Readers are cautioned that this list of risk factors should not be construed as exhaustive.

Unless otherwise specified, the forward-looking statements contained in this document speak only as of the date of this document. Except as expressly required by applicable securities laws, we do not undertake any obligation to publicly update or revise any forward-looking statements. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

Obsidian Energy shares are listed on both the Toronto Stock Exchange in Canada and the NYSE American in the United States under the symbol "OBE".

All figures are in Canadian dollars unless otherwise stated.

contact

OBSIDIAN ENERGY

Suite 200, 207 - 9th Avenue SW, Calgary, Alberta T2P 1K3

Phone: 403-777-2500

Toll Free: 1-866-693-2707

Website: www.obsidianenergy.com;

Investor Relations:

Toll Free: 1-888-770-2633

E-mail: investor.relations@obsidianenergy.com